Exhibit (a)(5)(H)

News Release

For Immediate Release

April 28, 2010

Media Contact: Litex Industries, Limited Attn: CFO 3401 West Trinity Blvd. Grand Prairie, TX 75050	Investor Contact: Morrow & Co., LLC 470 West Avenue Stamford, CT 06902 Banks and Brokers Call: (203) 658-9400 All Others Please Call Toll-Free: (800) 662-5200

LITEX INDUSTRIES, LIMITED

Litex Extends All Cash Tender Offer for Craftmade International

Litex Industries, Limited today announced that it is extending its previously announced cash tender offer, through its subsidiary Litex Acquisition #1, LLC (“Litex”), for all of the outstanding shares of Craftmade International, Inc. (“Craftmade;” OTCQX: CRFT.PK).

Litex’s tender offer was previously set to expire at 5:00 P.M., New York City time, on April 30, 2010.  The tender offer for US $5.25 per share was made on March 2, 2010.

The tender offer will now expire at 5:00 P.M., New York City time, on Wednesday, May 5, 2010, unless extended.  As of 5:00 P.M., New York City time on April 27, 2010, approximately 628,010 shares of Craftmade common stock had been tendered to Litex.

Stockholders who have not yet tendered their shares are urged to tender their shares.

Regarding the extension, Litex will promptly file with the United States Securities and Exchange Commission amendments to its tender offer documents.  Stockholders should read the tender offer documents, as amended, which are on file with the Securities and Exchange Commission, as they contain important information about the tender offer.  Stockholders can obtain such tender offer documents and other filed documents free of charge at the Securities and Exchange Commission’s website at www.sec.gov.

Litex Acquisition #1, LLC, a wholly owned subsidiary of Litex Industries, Limited, has offered to purchase for cash all of the outstanding shares of Common Stock (including the associated Series A Preferred Stock Purchase Rights) of Craftmade International, Inc. at a purchase price of 5.25 per share.  Unless extended, the tender offer is scheduled to expire at 5:00 P.M., New York City time, on May 5, 2010.

The complete Offer to Purchase, Letter of Transmittal and other offering documents are filed with the U.S. Securities and Exchange Commission. Craftmade International, Inc.’s stockholders may obtain copies of all of the offering documents, including the Offer to Purchase, free of charge at the SEC’s website (www.sec.gov) or by directing a request to Morrow & Co., LLC, the Information Agent for the offer, Banks and Brokers Call: (203) 658-9400. All Others Please Call Toll-Free: (800) 662-5200. Additional information about the transaction, including the offering documents, will also be available at www.litexfans.com.

Stifel, Nicolaus & Company, Incorporated is acting as dealer manager, Greenberg Traurig, LLP as legal counsel, and Morrow & Co., LLC as information agent in connection with the tender offer.

About Litex

Litex, founded in 1980, is an importer of ceiling fans and lighting fixtures ranging from classical to imaginative.  Litex’s state-of-the-art manufacturing and distribution facilities, located in Grand Prairie, Texas, combined with its exceptional quality control standards plants Litex on the cutting edge of the industry.

Additional Information

This announcement is for informational purposes only and does not constitute an offer to purchase or a solicitation of an offer to sell Craftmade International, Inc. common stock. The tender offer is being made pursuant to a tender offer statement on Schedule TO (including the Offer to Purchase, Letter of Transmittal and other related tender offer materials) filed by Litex Acquisition #1, LLC with the Securities and Exchange Commission (“SEC”). These materials, as they may be amended from time to time, contain important information, including the terms and conditions of the offer, that should be read carefully before any decision is made with respect to the tender offer. Investors and security holders may obtain a free copy of these materials and other documents filed by Litex Acquisition #1, LLC with the SEC at the website maintained by the SEC at www.sec.gov. The Offer to Purchase, Letter of Transmittal and other related tender offer materials may also be obtained for free by contacting the information agent for the tender offer, at Morrow & Co., LLC, Banks and Brokers Call: (203) 658-9400; All Others Please Call Toll-Free: (800) 662-5200.

Litex Acquisition #1, LLC is not currently engaged in a solicitation of proxies or consents from the stockholders of Craftmade International, Inc. However, in connection with Litex Acquisition #1, LLC’s proposal to acquire Craftmade International, Inc., certain directors and officers of Litex Acquisition #1, LLC may participate in meetings or discussions with Craftmade International, Inc. stockholders. Litex Acquisition #1, LLC does not believe that any of these persons is a “participant” as defined in Schedule 14A promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in the solicitation of proxies or consents, or that Schedule 14A requires the disclosure of certain information concerning any of them. If in the future Litex Acquisition #1, LLC does engage in a solicitation of proxies or consents from the stockholders of Craftmade International, Inc. in connection with its proposal to acquire Craftmade International, Inc., Litex Acquisition #1, LLC will amend the information provided above to disclose the information concerning participants in that solicitation required by Rule 14a-12 under the Exchange Act.

No assurance can be given that the proposed transaction described herein will be consummated by Litex Acquisition #1, LLC, or completed on the terms proposed or any particular schedule, that the proposed transaction will not incur delays in obtaining the regulatory, board or stockholder approvals required for such transaction, or that Litex Acquisition #1, LLC will realize the anticipated benefits of the proposed transaction.

Any information regarding Craftmade International, Inc. contained herein has been taken from, or is based upon, publicly available information. Although Litex Acquisition #1, LLC does not have any information that would indicate that any information contained herein is inaccurate or incomplete, Litex Acquisition #1, LLC does not undertake any responsibility for the accuracy or completeness of such information.

Litex Acquisition #1, LLC does not undertake, and specifically disclaims, any obligation or responsibility to update or amend any of the information above except as otherwise required by law.